Exhibit 99.1

Rogers Communications Inc. Announces Pricing of US$1.0 billion Offering of

US Dollar Debt Securities and Redemption of 2020 Notes

Offering to fund redemption of 2020 Notes

TORONTO, October 28, 2019 (GLOBE NEWSWIRE) – Rogers Communications Inc. (“RCI”) announced today that it will redeem on November 27, 2019 all of RCI’s $900 million principal amount of 4.70% Senior Notes due 2020. The redemption price will be calculated in accordance with the applicable indenture.

RCI also announced today that it has priced an underwritten public offering of US$1,000 million aggregate principal amount of 3.70% senior notes due 2049. The net proceeds from the issuance of these US dollar debt securities will be approximately US$978 million and are expected to be used to fund the redemption of the 4.70% Senior Notes due 2020 and for general corporate purposes. The sale of the US dollar debt securities is expected to close on November 12, 2019.

The US dollar debt securities will be issued pursuant to a prospectus supplement and accompanying prospectus filed with the SEC as part of an effective shelf registration statement on Form F-10. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov. A written prospectus and prospectus supplement relating to the offering of the US dollar debt securities may also be obtained from RCI by contacting Glenn Brandt as described below.

The US dollar debt securities are not being offered in Canada or to any resident of Canada. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About the Company:

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Glenn Brandt, (416) 935-3571, gbrandt@rci.rogers.com